Exhibit 99.1

ARRIVAL To Exchange $20M Debt for Equity with Antara

Luxembourg – June 6, 2023 – Arrival (Nasdaq: ARVL; the “Company”), inventor of a unique new method of design and production of electric vehicles, today announced that it has agreed to amend the debt-to-equity transaction agreement with Antara Capital Master Fund LP (“Antara”), resulting in its exchange of $20 million principal amount of 3.50% convertible notes due 2026 (“Notes”) for 3,024,194 ordinary shares (“Ordinary Shares”). In connection with the exchange, Antara has agreed that it will not sell or otherwise dispose of the Ordinary Shares that it receives in the exchange in an amount greater than 10% of the traded volume of the Company’s Ordinary Shares on any given trading day. The exchange will take place today, June 6, 2023.

After the exchange, the remaining principal amount of Arrival’s convertible notes outstanding will be approximately $300 million.

More information can be found in the Company’s SEC filing from May 3, 2023, as well as on Arrival’s investor relations website.

About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law.

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the debt-to-equity transaction. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release.

IMPORTANT INFORMATION

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor does it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The Exchange Shares have not been registered under the United States Securities Act of 1933 (the “Securities Act”) and will be issued in accordance with the exemption from registration under Section 3(a)(9) of the Securities Act.

The Exchange Shares are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any persons in member states of the European Economic Area which apply Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (this Regulation together with any implementing measures in any member state, the “Prospectus Regulation”), unless they are qualified investors for the purposes of the Prospectus Regulation in such member state or in any other circumstances falling within Article 1(4) of the Prospectus Regulation, and no person in member states of the European Economic Area that is not a relevant person or qualified investor may act or rely on this document or any of its contents.

Contacts:

Media

pr@arrival.com

Investors

Cody Slach and Tom Colton

Gateway Group

949-574-3860

ARVL@gatewayir.com

IR@arrival.com